1701 Market Street	Morgan, Lewis
Philadelphia, PA 19103-2921	& Bockius LLP
215.963.5000	Counselors at Law
Fax: 215.963.5001

John J. O’Brien

Associate

215.963.4969

jobrien@morganlewis.com

January 17, 2011

FILED AS EDGAR CORRESPONDENCE

Ms. Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, DC 20549

Re:                               Post-Effective Amendment for SEI Institutional Managed Trust (File Nos. 033-09504 and 811-04878)

Dear Ms. O’Neal-Johnson:

On behalf of our client, SEI Institutional Managed Trust (the “Trust” or “SIMT”), this letter responds to the comments you provided via telephone on December 14, 2011, regarding the Trust’s post-effective amendments Nos. 77 and 78, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment Nos. 79 and 80, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC on November 2, 2011 and November 18, 2011, respectively, each pursuant to Rule 485(a) under the 1933 Act for the purpose of adding the Multi-Asset Accumulation, Multi-Asset Income, Multi-Asset Inflation Managed and Multi-Asset Capital Stability Funds (each a “Fund” and together the “Funds”) as an additional series of the Trust, in the first instance, and for the purpose of adding disclosure with respect to the Multi-Asset Accumulation Fund’s investment in a wholly-owned foreign subsidiary, in the second instance. Below, we have briefly summarized your comments and questions, followed by our responses.

1.                                      Comment.                                         Please confirm whether the Funds will charge redemption fees.

Response.                                         Each Fund will charge shareholders a redemption fee that will apply to a redemption, or series of redemptions, from a single identifiable source that, in the aggregate, exceeds $25 million (or $10 million in the case of the Multi-Asset Capital Stability Fund) within any thirty (30) day period.  The fees are currently expected to be 75 basis points (bps) for the Multi-Asset Accumulation Fund, 50 bps for the Multi-Asset Income Fund, 75 bps for the Multi-

Asset Inflation Managed Fund and 25 bps for the Multi-Asset Capital Stability Fund.  The Funds’ redemption fees are similar to the redemption fees imposed by other series of the Trust.  These fees will be disclosed in each Fund’s Fund Summary section in the Trust’s 485(b) filing on or about January 17, 2011, in accordance with which the Funds will go effective.

2.                                      Comment.                                         Please consider providing a more abbreviated description of each Fund’s principal investment strategy in the Fund Summary section.

Response.                                         In consideration of your comment, we have reviewed each Fund’s principal investment strategy and determined not to make any substantial revisions.  Because at any given time the Funds may be invested in one or more different types of securities and other instruments across one or more different asset classes, each Fund’s principal investment strategy will tend to be longer in length than those of funds with more simplistic investment strategies.

3.                                      Comment.                                         Please confirm whether the Funds will implement target allocations across asset classes.

Response.                                         The Funds’ strategies are dynamic and asset allocations are subject to change at any time.

4.                                      Comment.                                         With respect to the Multi-Asset Accumulation Fund, please confirm whether the “different investment strategies” used by the Fund’s Sub-Advisers will be consistent with the Fund’s principal investment strategy.

Response.                                         As is typical in a multi-manager fund, the Fund’s assets may be allocated across various Sub-Advisers, each of which is generally responsible for implementing a different aspect of the Fund’s principal investment strategy or applies a unique investment perspective to the Fund’s principal investment strategy.

5.                                      Comment.                                         Please define “notional allocation” as used in the Multi-Asset Accumulation Fund’s principal investment strategy.

Response.                                         In response to your comment, we have added a description of the phrase “notional allocation” in the Fund’s principal investment strategy.

6.                                      Comment.                                         Please confirm whether the Multi-Asset Accumulation Fund will invest in commodity pools.

Response.                                         Each of the Multi-Asset Accumulation and Multi-Asset Inflation Managed Funds intends to indirectly invest a portion of its assets in commodities by direct investment in a wholly-owned foreign subsidiary.  We anticipate that each subsidiary will be exempt from registration as a commodity pool.  In addition to its direct investment in a wholly-owned foreign subsidiary, a portion of each Fund’s assets may also be invested in commodity investments to provide exposure to the investment returns of the commodities markets. Commodity investments include notes with interest payments that are tied to an underlying commodity or commodity index, ETFs or other exchange-traded products that are tied to the performance of a commodity or commodity index or other types of investment vehicles or instruments that provide returns that are tied to commodities or commodity indices. The Fund may also invest in equity securities of issuers in commodity-related industries.

7.                                      Comment.                                         Please confirm that the Multi-Asset Accumulation Fund covers the full notional value of credit default swaps sold (written) by the Fund.

Response.                                         The Fund may write (sell) credit default swaps. If the Fund writes (sells) a credit default swap, then the Fund will, during the term of the swap agreement, cover the full amount owed to the counterparty under the swap agreement upon the occurrence of a credit default event, as defined under the terms of the particular swap agreement, and less any offsetting positions.

8.                                      Comment.                                         With respect to the Multi-Asset Accumulation Fund’s principal risks section, please state within the “Below Investment Grade Risk” disclosure that such investments are speculative in nature.

Response.                                         In response to your comment, we have disclosed that investments in below investment grade securities (junk bonds) are speculative in nature.  We have added this disclosure for each of the Funds.

9.                                      Comment.                                         With respect to the Multi-Asset Accumulation Fund, please consider adding commodity risk to the principal risks section of the Fund Summary.

Response.                                         Consistent with the Multi-Asset Inflation Managed Fund, we have added “Commodity Investments and Derivatives Risk” disclosure to the Fund’s principal risks section.

10.                               Comment.                                         With respect to the Multi-Asset Accumulation Fund, please confirm that the Fund’s derivatives disclosure in its principal risks is consistent with the observations of the SEC staff with respect to derivatives-related disclosure by investment companies set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management of the U.S. Securities and Exchange Commission to Karrie McMillan, General Counsel, Investment Company Institute (“Miller Letter”), dated July 30, 2010 (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf).

Response.                                         In response to your comment, we have reviewed the Fund’s disclosure against the observations set forth in the Miller Letter and concluded that the Fund’s disclosure is appropriate without revision.

11.                               Comment.                                         Please confirm whether the Multi-Asset Accumulation Fund will invest in municipal securities.

Response.                                         The Fund does not currently intend to principally invest in municipal securities and, therefore, such investment is not included in the Fund’s principal investment strategy.

12.                               Comment.                                         Please confirm to the SEC staff that the Funds’ prospectus will not go effective until Sub-Adviser(s) have been identified.

Response.                                         We confirm that the prospectus will not go effective until Sub-Advisers are identified and fully disclosed for each Fund.

13.                               Comment.                                         With respect to the Multi-Asset Income Fund, please consider adding risk disclosure with respect to collateralized debt obligations (CDOs) and collateralized loan obligations (CLOs) in the Fund’s summary section.

Response.                                         In response to your comment, we have included summary risk disclosure on CDOs and CLOs.

14.                               Comment.                                         With respect to the fee table in the Multi-Asset Inflation Managed Fund’s summary section, please indent the fee percentages that are sub-parts of the “other expenses” line item.

Response.                                         In response to your comment, we have revised the fee table accordingly.

15.                               Comment.                                         With respect to the fee table in the Multi-Asset Inflation Fund’s summary section, please note that fee waivers are not permitted unless they are actually used.  Please consider providing an actual number for the amount of the management fee waived by SIMC in lieu of a general reference.  Please list any expenses that are excluded from the fee waiver.  Please state whether the fee waiver is subject to any reimbursement, recoupment or claw-backs.  Please confirm that January 17, 2013 is one full year from the effective date of the prospectus.

Response.                                         The investment adviser and its affiliates intend to use voluntary fee waivers in lieu of contractual fee waivers with respect to the Fund.  As such, the disclosure within and surrounding the Fund’s fee table with respect to fee waivers has been removed.  Should the investment adviser and its affiliates determine to implement contractual fee waivers, the fee table disclosure in connection with such contractual fee waivers would comply with the requirements set forth in Form N-1A.

16.                               Comment.                                         With respect to each of the Multi-Asset Accumulation and Multi-Asset Inflation Managed Funds’ wholly-owned foreign subsidiaries:

(a)                                  Confirm to the SEC staff that all Subsidiary expenses will be included in the applicable Fund’s fee table.

(b)                                 Confirm whether each Subsidiary will be managed in accordance with the applicable Fund’s compliance policies and procedures.

(c)                                  Confirm whether each Subsidiary’s financial statements will be consolidated with the applicable Fund’s in the Funds’ annual and semi-annual reports and state whether each Subsidiary’s financial statements will be audited.

(d)                                 Confirm whether each Subsidiary will enter into an advisory agreement in accordance with Section 15(a) of the 1940 Act.

(e)                                  Confirm whether each Subsidiary’s board of directors will be structured so as to comply with Sections 10 and 16 of the 1940 Act.

(f)                                    Provide an analysis to the SEC staff as to whether each Fund’s investment in its respective Subsidiary is considered a liquid investment.

(g)                                 Confirm whether the Trust will consent to service of process and examination on behalf of each Subsidiary and each Subsidiary’s books and records.

(h)                                 Confirm whether the Trust will have each Subsidiary’s board of directors sign the Trust’s applicable post-effective amendments to its registration statement.

Response.                                         We have responded to each sub-part of your comments in turn.

(a)                                  We confirm that all Subsidiary expenses, if any, will be included in the applicable Fund’s fee table.

(b)                                 To the extent applicable, each Subsidiary generally will follow the same compliance policies and procedures as the applicable Fund.

(c)                                  The Trust confirms that each Subsidiary’s financial statements will be consolidated with the financial statements of the applicable Fund and included in such Fund’s annual and semi-annual reports to Fund shareholders. The Trust further confirms that each Subsidiary’s financial statements will be audited annually.

(d)                                 SEI Investments Management Corporation (“SIMC”), the Funds’ investment adviser, will provide investment advisory services to each Subsidiary under an agreement that does not provide for an investment advisory fee. Because the Subsidiaries are not required to be registered as investment companies under the 1940 Act, they are not required to enter into advisory agreements that comply with Section 15(a) of the 1940 Act. Nonetheless, the agreement between SIMC and each Subsidiary will generally comply with Section 15(a).  It is expected that (i) each agreement will be initially approved by the Board of Directors of the applicable Subsidiary, (ii) each agreement will, in effect, be initially approved by the applicable Fund as the sole shareholder of its Subsidiary, and (iii) the Board of each Subsidiary will approve annual continuations of the agreements after the expiration of the agreement’s initial two-year term.  The aggregate investment advisory fees paid to SIMC for providing investment advisory services to a Fund and its Subsidiary cannot be increased without the approval of the applicable Fund’s Board of

Trustees and a majority of the outstanding voting securities of the Fund (as defined in Section 2(a)(42) of the 1940 Act).(1)

(e)                                  Each Subsidiary will not comply with Sections 10 and 16 of the 1940 Act relating to the composition of its Board of Directors. Because the Subsidiaries are not subject to the 1940 Act, they are not required to do so. Nevertheless, it is currently anticipated that the full Board of Trustees of the Trust (or a sub-set thereof) will serve as the Boards of Directors of each Subsidiary.  Despite this structure, we do not consider any investor protections will be compromised. Each Subsidiary is wholly-owned by the applicable Fund and is under the control of such Fund, as its sole shareholder.  Further, the Fund’s Board of Trustees oversees the operations of both the Fund and its Subsidiary.  As the Board of the sole shareholder of each Subsidiary, the Board of the Trust indirectly controls the operations of such Subsidiary and may remove the Directors of such Subsidiary in accordance with the governing documents of the Subsidiary.

(f)                                    The ownership interests of each Subsidiary will be structured to provide the applicable Fund with the ability to redeem its interests in the Subsidiary on any day in which the Subsidiary is open for business, and the Subsidiary will make payment with respect to such interests within seven days after the date on which the redemption request is made in proper form.(2)  In addition, it is currently anticipated that each Subsidiary will invest no more than 15% of its total assets in illiquid securities (i.e., securities that cannot be sold or disposed of in the ordinary course of business within seven days at approximately the prices at which they are valued).  In light of the foregoing, each Fund believes that its investment in its Subsidiary will be considered a “liquid” investment.

(g)                                 The Trust confirms that each Subsidiary will consent to service of process and the examination of each Subsidiary’s books and records.

(1)               The investment advisory fees paid under the Subsidiary’s advisory agreement could be increased as part of a reallocation of the investment advisory fees paid to SIMC by each of the Fund and its Subsidiary without the approval of the Fund’s shareholders so long as there is no actual change in the investment advisory fee paid by the Fund’s shareholders (e.g., fees paid to SIMC by the Subsidiary could only go up 10 basis points if fees paid to SIMC by the Fund went down 10 basis points).  In addition, the investment advisory fees paid under the Subsidiary’s advisory agreement can be increased without the approval of the Fund’s shareholders as may otherwise be permitted by the 1940 Act, the rules and regulations thereunder or any exemption therefrom, as such statute, rules or regulations may be amended or interpreted from time to time.

(2)                Notwithstanding the foregoing, the Subsidiary has the right to suspend redemptions or postpone the date of payment of redemption proceeds in a manner consistent with the 1940 Act, the rules and regulations thereunder or any exemption therefrom, as such statute, rules or regulations may be amended or interpreted from time to time.

(h)                                 The Boards of Directors of the Subsidiaries are not required to sign the Trust’s post effective amendments. Neither Subsidiary is offering its securities in the U.S., nor is either Subsidiary a co-issuer of the applicable Fund’s securities. The Subsidiaries were organized solely for the purpose of providing the Multi-Asset Accumulation and Multi-Asset Inflation Managed Funds a non-exclusive means by which each Fund may advance its investment objective in compliance with an existing line of Internal Revenue Service (“IRS”) private letter rulings.(3)

Section 7(d) of the 1940 Act prohibits an investment company that is not organized or otherwise created under U.S. law from utilizing any means or instrumentality of interstate commerce, directly or indirectly, to offer for sale, sell or deliver after sale, in connection with a public offering, any security of which it is the issuer. The SEC Staff has issued a number of letters granting no-action relief where U.S.-registered funds sought to set up offshore subsidiaries to permit them to invest in foreign markets and/or obtain favorable tax treatment (the “Section 7(d) Letters”).(4)  In each of the Section 7(d) Letters, the subsidiaries were established in order to facilitate the fund’s investment program, and not for the purpose of creating a foreign investment vehicle to be marketed to U.S. investors. The funds were the sole beneficial owners of the offshore subsidiaries, and the funds and their managers controlled all of the subsidiaries’ investment activities. Accordingly, the concerns of Section 7(d) were not implicated.

Each Fund’s investment in its Subsidiary will not result in any potential abuses that Section 7(d) was designed to address.  The purpose of the present structure is merely to better achieve each Fund’s investment objective in light of an existing line of IRS private letter rulings rather than to create a foreign investment vehicle to be marketed to U.S. investors.  Further, each Fund, its Board and its investment adviser directly or indirectly control all of the investment activities of its respective Subsidiary.  The Trust is relying on the Section 7(d) Letters in support of its view that each Subsidiary is not offering its securities in the U.S. in violation of Section 7(d).(5)

(3)               In such IRS-issued private letter rulings, the IRS specifically concluded that the income derived from a fund’s investment in its controlled foreign corporation subsidiary will constitute qualifying income to such fund.

(4)               See South Asia Portfolio, SEC No-Action Letter, 1997 SEC No-Act. LEXIS 419 (March 12, 1997); Templeton Vietnam Opportunities Fund, Inc., SEC No-Action Letter, 1996 SEC No-Act. LEXIS 761 (September 10, 1996); The Spain Fund, Inc., SEC No-Action Letter, 1988 SEC No-Act. LEXIS 435 (Mar. 28, 1988); The Thai Fund, Inc., SEC No-Action Letter, 1987 SEC No-Act. LEXIS 2805 (Nov. 30, 1987); The Scandinavia Fund, Inc., SEC No-Action Letter, 1986 SEC No-Act. LEXIS 2942 (Nov. 24, 1986).

(5)               We believe the present situation presents less concern than situations where the SEC Staff previously granted no-action relief because of the limited amount of each Fund’s assets invested in the applicable Subsidiary. Each Fund currently intends to invest not more than 25% of its assets in its Subsidiary. The present situation raises less concern than in the context of hub and spoke structures (where 100% of the parent feeder fund’s assets invests in an offshore master fund) in which the SEC Staff has also provided no-action relief under Section 7(d).  See Man Glenwood Lexington TEI LLC, SEC

The Trust also believes that each Subsidiary is not a co-issuer of its respective Fund’s securities and is therefore not required to sign the Trust’s post-effective amendments. The Trust is aware that, with respect to “master-feeder” or “hub and spoke” funds relying on Section 12(d)(1)(E) of the 1940 Act, the SEC Staff requires the acquired fund to sign the registration statement of the acquiring fund. The SEC Staff takes this position based upon its view that the acquiring fund is a co-issuer of the acquired fund’s securities under Rule 140 under the Securities Act of 1933.

Rule 140 provides in relevant part that “[a] person, the chief part of whose business consists of the purchase of the securities of one issuer, or of two or more affiliated issuers, and the sale of its own securities…is to be regarded as engaged in the distribution of the securities of such issuer within the meaning of Section 2(11) of the [Securities Act of 1933]” (emphasis supplied). Under Rule 140, the entity for whose benefit the other entity sells its stock is also deemed a “co-issuer” for purposes of Rule 140. In a typical master-feeder structure, the SEC Staff has viewed the feeder fund as a “co-issuer” of the master fund’s shares under Rule 140 and has required that the master fund sign the feeder fund’s registration statement.(6)

Each Subsidiary’s structure is decidedly different from the traditional master-feeder structure in that each Fund’s investment in its Subsidiary is a limited part of its overall investment strategy. The “chief part” of each Fund’s business is not the purchase of the securities of its Subsidiary and the sale of its own securities. Rather, each Fund’s assets will be predominantly invested outside its Subsidiary. It is currently anticipated that no more than 25% of each Fund’s assets will be invested in its Subsidiary. The Trust maintains that the investment of no more than 25% of a Fund’s assets should not be determined to be “the chief part” of such Fund’s business.(7) In contrast, in a master-feeder structure, a feeder fund’s

No-Action Letter, 2004 SEC No-Act. LEXIS 597 (April 30, 2004); Alternative Investment Partners Absolute Return Fund STS, SEC No-Action Letter, 2006 SEC No-Act. LEXIS 532 (July 10, 2006).

(6)               See Man Glenwood Lexington TEI LLC, SEC No-Action Letter, 2004 SEC No-Act. LEXIS 597 (April 30, 2004); Alternative Investment Partners Absolute Return Fund STS, SEC No-Action Letter, 2006 SEC No-Act. LEXIS 532 (July 10, 2006).

(7)                See e.g., FBC Conduit Trust I, SEC No-Action Letter, 1987 SEC No-Act. LEXIS 2692 (October 6, 1987) (Staff interpreted the phrase “chief part” in Rule 140 in the context of a proposed offering of collateralized mortgage obligation bonds or certificates backed by private label mortgage pass-through certificates. The Staff determined that Rule 140 “would not be applicable if the collateral securing any series of bonds or certificates consists of 45% or less of a particular issuer’s [pass-through certificates]”); Merrill Lynch Mortgage Investors, Inc., SEC No-Action Letter, 1988 SEC No-Act. LEXIS 470 (Apr. 18, 1988) (SEC Staff not recommending enforcement action where company did not act as co-registrant for nor sign the registration statement for asset-backed preferred stock to be issued by a limited purpose subsidiary of savings and loan association); Banill Corp., SEC No-Action Letter, 1975 SEC No-Act. LEXIS 1746 (Sep. 5, 1975) (Staff treated ownership by company of 82% of outstanding shares of bank as subject to Rule 140); Notice of Proposal to Adopt New Rule and to Amend Rule 140 With Respect to Assessable Stock, Securities Act Release No. 3903, 1958 SEC LEXIS 142 (Mar. 5, 1958) (discussing regulatory purpose behind Rule 140).  The FBC Conduit Trust I and Banill Corp. letters, taken together, support the Trust’s position that the investment of no more than 25% of a Fund’s assets in its respective Subsidiary should sole activity is to purchase the investment securities of the master, and in turn issue its own shares. Based on this distinction, the Trust does not believe that each Subsidiary should be deemed a “co-issuer” under Rule 140 and, thus, the Subsidiaries are not required to sign any post-effective amendments to the Trust’s registration statement.

Although neither Subsidiary is required to sign any post-effective amendments to the Trust’s registration statement, the Trust believes that the SEC and SEC Staff will be able to adequately supervise and assert jurisdiction over the activities of each Subsidiary if necessary for the protection of the Funds’ investors. First, the Subsidiaries are not permitted to engage in any activity that would cause a Fund to violate the 1940 Act pursuant to Section 48(a). Second, although each Subsidiary will be organized under the laws of the Cayman Islands, the activities, including investment management activities, of each Subsidiary will take place in the U.S. In addition, each Subsidiary’s books and records will be maintained in the U.S., together with the Funds’ books and records, in accordance with Section 31 of the 1940 Act and the rules thereunder.  Further, the Trust has confirmed that each Subsidiary will consent to service of process and the examination of each Subsidiary’s books and records.

17.                               Comment.                                         Please state whether Fund shareholders will be provided with notice of a change to a Fund’s investment objective.

Response.                                         In the event of a material change to a Fund’s investment objective, the Trust would either supplement the prospectus or file a post-effective amendment to its registration statement.  The supplement or the new prospectus, as applicable, would be provided to shareholders.

18.                               Comment.                                         Please consider adding CDOs and CLOs to the “More Information About Risk” section of the prospectus.

Response.                                         In response to your comment, we have added risk disclosure with respect to investment in CDOs and CLOs.

I hereby acknowledge on behalf of, and with the express authority granted by, the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

not be determined to be “the chief part” of such Fund’s business and, therefore, each Subsidiary should not be deemed a “co-issuer” of its respective Fund under Rule 140.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-4969.

Very truly yours,

/s/ John J. O’Brien

John J. O’Brien